UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sunrun Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86771W 105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W 105

1.	Names of Reporting Persons. Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,374,192 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,374,192 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners, LLC (“MCP,” and together with Madrone, collectively, the “Madrone Entities”) and Jameson McJunkin (together with the Madrone Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Jameson McJunkin is a managing member of MCP, which serves as the general partner of Madrone and shares voting and dispositive power over the shares held by Madrone. Mr. McJunkin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015. 6,374,192 shares of Common Stock were acquired pursuant to a Stock Issuance Agreement.

CUSIP No. 86771W 105

1.	Names of Reporting Persons. Madrone Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,374,192 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,374,192 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Jameson McJunkin is a managing member of MCP, which serves as the general partner of Madrone and shares voting and dispositive power over the shares held by Madrone. Mr. McJunkin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015. 6,374,192 shares of Common Stock were acquired pursuant to a Stock Issuance Agreement.

CUSIP No. 86771W 105

1.	Names of Reporting Persons. Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,374,192 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,374,192 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Jameson McJunkin is a managing member of MCP, which serves as the general partner of Madrone and shares voting and dispositive power over the shares held by Madrone. Mr. McJunkin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(3)	This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015. 6,374,192 shares of Common Stock were acquired pursuant to a Stock Issuance Agreement.

Item 1.

(a)	Name of Issuer:

Sunrun Inc.

(b)	Address of Issuer’s Principal Executive Offices:

595 Market Street, 29th Floor

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

The reporting persons are:

Madrone Partners, L.P.

Madrone Capital Partners, LLC

Jameson McJunkin

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the reporting persons is:

c/o Madrone Partners, L.P.

3000 Sand Hill Road

Building 1, Suite 150

Menlo Park, CA 94025

(c)	Citizenship:

Madrone Partners, L.P. is a limited partnership organized under the laws of the State of Delaware

Madrone Capital Partners, LLC is a limited liability company organized under the laws of the State of Delaware

Jameson McJunkin is a U.S. citizen

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

86771W 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2015, 6,374,192 shares of Common Stock were held of record by Madrone. Jameson McJunkin is a managing member of MCP, which serves as the general partner of Madrone and shares voting and dispositive power over the shares held by Madrone. Mr. McJunkin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)	Percent of class:

Madrone Partners, L.P.: 6.3%

This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

Madrone Capital Partners, LLC: 6.3%

This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

Jameson McJunkin: 6.3%

This percentage is calculated based upon 101,081,981 shares of Common Stock outstanding (as of November 10, 2015), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

Madrone Partners, L.P.	0	6,374,192	0	6,374,192

Madrone Capital Partners, LLC	0	6,374,192	0	6,374,192

Jameson McJunkin	0	6,374,192	0	6,374,192

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

MADRONE PARTNERS, L.P.

/s/ Jameson McJunkin
Jameson McJunkin Manager

MADRONE CAPITAL PARTNERS, LLC

/s/ Jameson McJunkin
Jameson McJunkin Manager

/s/ Jameson McJunkin
Jameson McJunkin